PRESS RELEASE
Hydrogenics Reports Third Quarter 2007 Results and Decision to Windup
Test Equipment Business
“Higher revenues and order intake coupled with decision to windup test equipment business provide strong positioning for growth”
Highlights
•	Third quarter revenues up 18% year over year and 12% from the second quarter

•	Orders received up 19% to $18.2 million year over year/$30.8 million order backlog

•	Cash operating costs down 15% or $1.4 million year over year

•	Cash consumption down 16% or $1.2 million from the second quarter
Mississauga, Ontario. November 7, 2007 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen and fuel cell products, is reporting third quarter and nine-month unaudited results, reported in U.S. dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
Hydrogenics is also reporting that it will begin an orderly windup of its Burnaby, British Columbia based fuel cell test products design, development and manufacturing business which is anticipated to take up to two years to complete and require between $3.5 million to $4.0 million of funding with a corresponding charge to earnings. The Corporation anticipates that the majority of the cash requirements and corresponding charge to earnings will occur in the fourth quarter of 2007. This business, along with the provision of testing services comprises the Test Systems reportable segment for external financial reporting. For the nine months ended September 30, 2007, the Test Systems reportable segment generated revenues of $9.3 million, 71% of which is attributed to the Burnaby, British Columbia based fuel cell test products design, development and manufacturing business. For the nine months ended September 30, 2007, the Burnaby, British Columbia component of the Test Systems reportable segment incurred a net loss in excess of $1.0 million.
Over the past several months, the Corporation conducted an extensive evaluation of the opportunities for its fuel cell test products design, development and manufacturing business, and, after canvassing all opportunities, concluded that an orderly windup was the most appropriate decision given the associated risks. The Corporation has made a decision to commence an orderly windup of this business, a low gross margin, low growth and loss generating business, to focus resources on core business activities. The decision to windup the test equipment business has no impact on the business activities or daily operations of the Corporation’s OnSite Generation and Power Systems business units. Hydrogenics’ management maintains a high level of confidence for growth in these areas.

“During the third quarter, we continued the turnaround of our OnSite Generation business as evidenced by strong revenues and the award of new orders as well as increased margins. Within our Power Systems business we continued to invest resources to advance market development in backup power and material handling markets. Subsequent to quarter end, we announced our decision to windup our fuel cell test equipment business and fully focus our resources on our OnSite Generation and Power Systems businesses. We believe this was the prudent action to take at this time,” said Daryl Wilson, President and Chief Executive Officer.
Results for the third quarter of 2007 compared to the third quarter of 2006
Revenues were $10.6 million, an 18% increase from the third quarter of 2006 and reflect increased OnSite Generation and Test Systems revenues of $1.2 million and $1.4 million, respectively, partially offset by $0.9 million of decreased Power Systems revenues.
Gross profit, expressed as a percentage of revenues, was 10% (6% in 2006) and reflects revenue growth and reduced unit costs in our OnSite Generation business, partially offset by lower revenues, product mix and $0.5 million of inventory reserves in our Power Systems business.
Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses and research and product development expenses less stock-based compensation expenses, were $7.9 million, a 15% decrease from $9.3 million in 2006. This decrease is attributed to the streamlining and cost reduction initiative undertaken during the first quarter of 2007, the absence of $1.7 million of one-time consulting charges related to deferred compensation arrangements with certain executives, Sarbanes-Oxley Act compliance and other business strategy matters. This decrease was partially offset by $0.3 million of lower research and product development funding and higher costs as a result of the weakening of the U.S. dollar relative to the Euro and the Canadian dollar compared to the third quarter of 2006.
Net loss was $6.5 million for the third quarter of 2007, a decrease of 93% from $84.1 million in 2006, substantially the result of the absence of $79.9 million of impairment charges relating to intangible assets and goodwill incurred during the third quarter of 2006.
Results for the third quarter of 2007 compared to the second quarter of 2007
Revenues were $10.6 million, a 12% increase from the second quarter of 2007 and reflect increased OnSite Generation and Test Systems revenues of $0.9 million and $1.0 million, respectively, partially offset by $0.7 million of decreased Power Systems revenues.
Gross profit, expressed as a percentage of revenues, was 10% consistent with the second quarter of 2007.
Cash operating costs were $7.9 million, an increase of 26% from $6.2 million in the second quarter of 2007. These costs were primarily attributed to $1.4 million of increased Power Systems research and product development expenditures, $0.1 million of higher costs as a result of the weakening of the U.S. dollar relative to the Euro and the Canadian dollar and $0.2 million of other items.

Net loss was $6.5 million for the third quarter of 2007, an increase of 71% from $3.8 million in the second quarter of 2007.
Results for the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006
Revenues were $26.9 million, a $6.4 million or 31% increase from 2006 and reflect increased revenues in each of our business units as follows: OnSite Generation ($4.3 million or 48%); Power Systems ($0.2 million or 1%); and Test Systems ($1.9 million or 25%).
Gross profit, expressed as a percentage of revenues, was 11%, an increase of 7% due to the absence of $1.8 million in special warranty reserves taken in the second quarter of 2006, combined with more favourable overhead absorption as a result of the resumption of deliveries of our OnSite Generation products.
Cash operating costs were $23.4 million, a decrease of 5% from $24.7 million in 2006.
Net loss was $18.6 million, a decrease of 83% from $108.7 million in 2006, largely the result of the absence of a $79.9 million impairment charge relating to intangible assets and goodwill incurred during the third quarter of 2006.
Liquidity
Cash and cash equivalents and short-term investments were $37.9 million as at September 30, 2007. The $6.0 million sequential quarterly decrease in cash and cash equivalents and short-term investments is attributable to $5.6 million of net cash outflows from operations and $0.4 million of capital expenditures.
Order backlog
Order backlog as at September 30, 2007 was $30.8 million, as follows (in $ millions):

	Q2/07	Orders	Orders	Q3/07
	Backlog	Received	Delivered	Backlog

OnSite Generation	$19.5	$5.2	$6.1	$18.6
Power Systems	7.6	1.4	1.0	8.0
Test Systems	6.1	1.6	3.5	4.2

Total	$33.2	$8.2	$10.6	$30.8

In addition to revenue recognized in the nine months ended September 30, 2007, we currently expect to deliver and recognize as revenue, approximately one-third of our total backlog in the remainder of 2007.

Third Quarter Highlights
Onsite Generation
•	Booked $5.2 million of new orders and exited the quarter with an $18.6 million order backlog

•	Orders received are primarily for industrial applications including chemical processing, metallurgy and generator cooling

•	Delivered ten electrolysers of which three are for wind hydrogen installations (2- Patagonia; 1- North Dakota)

•	Continued sequential improvement in gross margin
Power Systems
•	Booked $1.4 million of new orders and exited the quarter with an $8.0 million order backlog

•	Made progress towards product commercialization including improved performance and quality as well as reducing the cost of our fuel cell power modules

•	Within the Backup Power market we:
▪	advanced product development and preparations for anticipated AC backup power product launch with APC-MGE

▪	completed and launched 8 kW DC telecom backup power unit with Comm Scope and jointly exhibited at major telecom event
•	Within the Materials Handling market we:
▪	commenced in plant testing of our next generation HyPX 1-27 Fuel Cell Power Pack prior to the anticipated initial deployment in 19 lift trucks at General Motors’ Oshawa, Ontario facility in the first quarter of 2008

▪	advanced discussions with end-users for multiple deployments
Test Systems
•	Subsequent to quarter end, we announced plans to windup our fuel cell test products design, development and manufacturing business due to lack of achievement of certain operating targets as a result of lower than planned market demand and increased competition in lower cost jurisdictions.

•	We expect to incur between $3.5 million and $4.0 million of charges and cash resources relating to the windup of this business, the majority of which is anticipated to be incurred in the fourth quarter of 2007. The charges and cash resources are anticipated to be required for severance, facility closure and warranty obligations.

•	We expect to continue to provide fuel cell testing services and support our test equipment customers through our Mississauga, Ontario facility.
New Board Member
The Corporation also announced that Michael Cardiff has joined the Board of Directors. Mr. Cardiff is CEO of Accelerants Inc., a private strategy advisory firm. Mr. Cardiff serves on the board of directors of a number of other public companies. Mr. Seagram, Chairman of the Board of the Directors of the Corporation commented, “Mr. Cardiff brings a wealth of relevant experience to our Corporation as we continue to implement our well defined plans for the commercialization of our hydrogen and fuel cell products.”
Conference Call Details
Hydrogenics will hold a conference call to review results on November 8, 2007 at 9:30 a.m. (EST). To participate in this conference call, please dial (416) 641-6109 approximately ten minutes before the call. Alternatively, a live webcast of the conference call will be available on the Corporation’s website at www.hydrogenics.com. Please visit the website at least ten minutes early to register and download any necessary software. Should you be unable to participate, a replay will be available on our website for two weeks.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America, Europe and Asia.
Caution Regarding Forward Looking Statements
This release contains forward looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward looking statements contained in this release are expressly qualified by this cautionary statement.
For Further Information Please Contact
Investor:
Hydrogenics Corporation
Lawrence E. Davis, Chief Financial Officer
Phone: (905) 361-3633
Email: ldavis@hydrogenics.com,

Media:
Jane Dalziel, Director of Communications
Phone: (905) 361-3639
Email: jdalziel@hydrogenics.com

Hydrogenics Corporation
Interim Consolidated Balance Sheets
(in thousands of U.S. dollars)
(unaudited)

	September 30	December 31
	2007	2006

Assets

Current assets
Cash and cash equivalents	$23,085	$5,937
Short-term investments	14,829	54,350
Accounts receivable	9,424	9,740
Grants receivable	903	1,901
Inventories	16,353	12,718
Prepaid expenses	921	1,539

	65,515	86,185

Property, plant and equipment	5,112	5,435
Intangible assets	313	500
Goodwill	5,025	5,025
Other non-current assets	28	28

	$75,993	$97,173

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$18,009	$21,380
Unearned revenue	8,080	8,809
	26,089	30,189

Long-term debt	2	94
Deferred research and development grants	398	133

	26,489	30,416

Shareholders’ Equity
Share capital and contributed surplus	322,191	321,094
Deficit	(267,604)	(249,033)
Accumulated other comprehensive loss	(5,083)	(5,304)

	49,504	66,757

	$75,993	$97,173

(signed) Norman Seagram	(signed) Douglas Alexander
Chairman	Director

Hydrogenics Corporation
Interim Consolidated Statement of Shareholders’ Equity
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

					Accumulated
					other	Total
	Common shares		Contributed		comprehensive	shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2005	91,679,670	$306,957	$11,847	$(118,274)	$(5,023)	$195,507

Net loss for the period	—	—	—	(130,759)		(130,759)
Foreign currency translation adjustments	—	—	—		(281)	(281)

Comprehensive loss						(131,040)

Shares issued:

Issuance of common shares on exercise of options	236,796	419	—			419
Stock-based consulting expense			39			39
Stock-based compensation expense			1,832			1,832

Balance at Dec. 31, 2006	91,916,466	307,376	13,718	(249,033)	(5,304)	66,757

Net loss for the period	—	—	—	(18,571)		(18,571)
Foreign currency translation adjustments	—	—	—		221	221

Comprehensive loss						(18,350)

Shares issued:
Shares returned to treasury	(150,775)	(504)	335			(169)
Stock-based compensation expense			1,266			1,266

Balance at Sept. 30, 2007	91,765,691	$306,872	$15,319	$(267,604)	$(5,083)	$49,504

Hydrogenics Corporation
Interim Consolidated Statements of Operations
(in thousands of U.S. dollars, except for share and per share amounts)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006

Revenues	$10,624	$9,000	$26,939	$20,512

Cost of revenues	9,544	8,435	23,980	19,688

	1,080	565	2,959	824

Operating expenses
Selling, general and administrative	5,197	7,123	17,091	20,347
Research and product development	3,054	2,693	7,606	5,875
Amortization of property, plant and equipment	230	397	677	927
Amortization of intangible assets	63	2,118	188	6,354
Impairment of intangible assets and goodwill	—	79,896	—	79,896
	8,544	92,227	25,562	113,399

Loss from operations	(7,464)	(91,662)	(22,603)	(112,575)

Other income (expenses)
Provincial capital tax (recovery)	(174)	8	(248)	(78)
Interest, net	462	814	1,920	2,820
Foreign currency gains	704	73	2,373	1,126

	992	895	4,045	3,868

Loss before income taxes	(6,472)	(90,767)	(18,558)	(108,707)
Current income tax expense (recovery)	6	(35)	13	(17)

Net loss for the period	$(6,478)	$(90,732)	$(18,571)	$(108,690)

Net loss per share
Basic and diluted	$(0.07)	$(0.99)	$(0.20)	$(1.18)

Weighted average number of common shares outstanding	91,765,691	91,858,314	91,808,770	91,782,208

Hydrogenics Corporation
Interim Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)
(unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30
	2007	2006	2007	2006

Cash and cash equivalents provided by (used in) Operating activities
Net loss for the period	$(6,478)	$(90,732)	$(18,571)	$(108,690)
Items not affecting cash
Amortization of property, plant and equipment	407	516	1,208	1,409
Amortization of intangible assets	63	2,118	188	6,354
Impairment of intangible assets and goodwill	—	79,896	—	79,896
Unrealized foreign exchange (gains) losses	193	(82)	274	(94)
Imputed interest on long-term debt	—	—	—	1
Non-cash consulting fees	—	—	—	39
Stock-based compensation	370	541	1,266	1,538
Net change in non-cash working capital	(180)	1,751	(5,660)	1,329

	(5,625)	(5,992)	(21,295)	(18,218)

Investing activities
Decrease (increase) in short-term investments	(14,829)	(50,136)	39,521	26,874
Purchase of property, plant and equipment	(378)	(517)	(885)	(1,322)

	(15,207)	(50,653)	38,636	25,552

Financing activities
Repayment of long-term debt	—	(27)	(94)	(120)
Deferred research and development grant	60	18	70	21
Common shares issued (purchased and cancelled), net of issuance costs	—	31	(169)	419

	60	22	(193)	320

Increase (decrease) in cash and cash equivalents during the period	(20,772)	(56,623)	17,148	7,654

Cash and cash equivalents – Beginning of period	43,857	69,671	5,937	5,394

Cash and cash equivalents – End of period	$23,085	$13,048	$23,085	$13,048

Supplemental disclosure
Interest paid	$9	$34	$17	$2
Income taxes paid	(9)	19	4	5